Exhibit 4.2
EXECUTION COPY
OTTER TAIL CORPORATION

THIRD AMENDMENT

Dated as of June 26, 2009
to
NOTE PURCHASE AGREEMENT
Dated as of August 20, 2007
$33,000,000 5.95% Senior Unsecured Notes, Series A, due 2017
$30,000,000 6.15% Senior Unsecured Notes, Series B, due 2022
$42,000,000 6.37% Senior Unsecured Notes, Series C, due 2027
$50,000,000 6.47% Senior Unsecured Notes, Series D, due 2037

THIRD AMENDMENT TO NOTE PURCHASE AGREEMENT
     This Third Amendment dated as of June 26, 2009 (the or this “Third Amendment”) to the Note Purchase Agreement dated as of August 20, 2007 is between OTTER TAIL CORPORATION, a Minnesota corporation (the “Company”), and each of the institutions which is a signatory to this Third Amendment (collectively, the “Noteholders”).
RECITALS:
     A. The Company and each of the Noteholders have heretofore entered into that certain Note Purchase Agreement dated as of August 20, 2007 between the Company and each of the Noteholders listed on Schedule A thereto, as amended by a First Amendment dated as of December 14, 2007 between the Company and the institutions signatory thereto and by a Second Amendment dated as of September 11, 2008 between the Company and the institutions signatory thereto (as so amended, the “Note Purchase Agreement”). The Company has heretofore issued (a) $33,000,000 aggregate principal amount of 5.95% Senior Unsecured Notes, Series A, due 2017 (the “Series A Notes”); (b) $30,000,000 aggregate principal amount of 6.15% Senior Unsecured Notes, Series B, due 2022 (the “Series B Notes”); (c) $42,000,000 aggregate principal amount of 6.37% Senior Unsecured Notes, Series C, due 2027 (the “Series C Notes”); and (d) $50,000,000 aggregate principal amount of 6.47% Senior Unsecured Notes, Series D, due 2037 (the “Series D Notes” and together with the Series A Notes, the Series B Notes and the Series C Notes, collectively, the “Notes”) pursuant to the Note Purchase Agreement.
     B. Section 24 of the Note Purchase Agreement provides for certain terms and conditions upon which the Company may reorganize its corporate structure into a holding company with Otter Tail Power Company as a separate, first-tier subsidiary (the “Corporate Reorganization”).
     C. The Company has determined that it will complete the Corporate Reorganization in a different manner than as set forth in Section 24 of the Note Purchase Agreement, as follows: the Company (“Old Otter Tail”) will form a direct, wholly owned subsidiary that will be a Minnesota corporation (“New Otter Tail”). New Otter Tail will form a direct, wholly owned subsidiary that will be a Minnesota corporation (“Merger Sub”). Old Otter Tail will transfer to New Otter Tail by way of assignment or contribution to capital all of the shares of capital stock of its direct, wholly owned subsidiaries. Pursuant to articles of merger and a plan of merger among Old Otter Tail, New Otter Tail and Merger Sub, Old Otter Tail will merge with Merger Sub (the “Merger”). The surviving corporation in the Merger will be Old Otter Tail and will have the name Otter Tail Power Company, and the current shareholders of Old Otter Tail will become shareholders of New Otter Tail. Immediately upon effectiveness of the Merger, New Otter Tail will change its name to Otter Tail Corporation. Immediately prior to the Merger, Old Otter Tail will transfer to New Otter Tail by way of assignment, and New Otter Tail will assume, all of the property, contracts, leases, rights, privileges, franchises, patents, trademarks, licenses, registrations and other assets and liabilities that pertain to the operation of the new holding company and that are not specific to the operation of the power company. Following the

Merger, Otter Tail Power Company will be the holder of all of the rights and obligations of Old Otter Tail under the Note Purchase Agreement.
     D. The Company has proposed that the Note Purchase Agreement be amended to, among other things, reflect the current structure proposed for completion of the Corporate Reorganization.
     E. The Company and the Noteholders now desire to amend the Note Purchase Agreement in the respects, but only in the respects, hereinafter set forth.
     F. Capitalized terms used herein shall have the respective meanings ascribed thereto in the Note Purchase Agreement unless herein defined or the context shall otherwise require.
     G. All requirements of law have been fully complied with and all other acts and things necessary to make this Third Amendment a valid, legal and binding instrument according to its terms for the purposes herein expressed have been done or performed.
     NOW, THEREFORE, upon the full and complete satisfaction of the conditions precedent to the effectiveness of this Third Amendment set forth in Section 3.1 hereof, and in consideration of good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Company and the Noteholders do hereby agree as follows:
SECTION 1. AMENDMENTS.
     1.1. Effective as of the completion of the Merger, Section 12.7 of the Note Purchase Agreement shall be and is hereby amended in its entirety to read as follows:
     “Section 12.7 Liens. The Company will not, and will not permit any Subsidiary to, directly or indirectly create, incur, assume or permit to exist (upon the happening of a contingency or otherwise) any Lien on or with respect to any property or asset (including, without limitation, any document or instrument in respect of goods or accounts receivable) of the Company or any such Subsidiary, whether now owned or held or hereafter acquired, or any income or profits therefrom, or assign or otherwise convey any right to receive income or profits, except:
     (a) Liens for taxes and assessments or governmental charges or levies and Liens securing claims or demands of mechanics and materialmen; provided that payment thereof is not at the time required by Section 11.4;
     (b) Liens of or resulting from any judgment or award in an aggregate amount not to exceed $10,000,000, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the Company or a Subsidiary shall at any time in good faith be prosecuting an appeal or proceeding for a review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;
     (c) Liens incidental to the conduct of business or the ownership of properties and assets (including, without limitation, Liens in connection with worker’s compensation, unemployment insurance and other like laws, carrier’s, warehousemen’s liens and statutory landlords’ liens) and Liens to secure the performance of bids, tenders or trade contracts, or to secure statutory obligations, surety or appeal bonds or other Liens of like general nature, in any such case incurred in the ordinary course of business and not in connection with the borrowing of money; provided in each case, the obligation secured is not overdue or, if overdue, is being contested in good faith by appropriate actions or proceedings;
     (d) minor survey exceptions or minor encumbrances, easements or reservations, or rights of others for rights-of-way, utilities and other similar purposes, or zoning or other restrictions as to the use of real properties, which are reasonably necessary for the conduct of the activities of the Company and its Subsidiaries or which customarily exist on properties of corporations engaged in similar activities and similarly situated and which do not in any event materially impair their use in the operation of the business of the Company and its Subsidiaries;
     (e) Liens securing Debt of a Subsidiary to the Company or to another Subsidiary;
     (f) Liens existing as of the date hereof and described on Schedule 7.15 hereto and Liens securing any refinancing of Indebtedness secured by such Liens, provided that such refinancing shall be subject to similar terms and secured by the same assets and the principal amount of Indebtedness secured thereby is not increased;
     (g) Liens in connection with the acquisition of property after the date hereof by way of purchase money mortgage, conditional sale or other title retention agreement, Capital Lease or other deferred payment contract, provided that such Liens attach only to the property being acquired and that the Debt secured thereby does not exceed the Fair Market Value of such property at the time of acquisition thereof and the Lien shall be created contemporaneously with, or within one hundred eighty (180) days after, the acquisition of such property;
     (h) Liens that existed on assets of other Persons at the time of acquisition of such other Persons or of such assets by the Company or a Subsidiary and which continue to attach only to such assets and Liens securing any refinancing of Indebtedness secured by such Liens, provided that such refinancing shall be subject to similar terms and secured by the same assets and the principal amount of Indebtedness secured thereby is not increased;
     (i) Liens arising under or related to any statutory or common law provisions, or customary account agreements, or other customary rights relating to banker’s liens, rights of setoff or similar rights and remedies as to deposit or securities accounts or other funds or instruments maintained or held with a depositary or other financial institution or securities intermediary;

     (j) Liens of lessors of real property on which facilities owned or leased by the Company or any Subsidiary are located;
     (k) Liens (to the extent falling under the definition of “Lien”) consisting of ownership interests (and protective filings respecting such ownership interests) of lessors of assets (other than Utility Assets) to the Company or any Subsidiary under any operating lease, and of licensors of intellectual property or other rights to the Company or any Subsidiary, it being understood and agreed that for purposes of this clause (k), rail cars shall not be considered “Utility Assets”;
     (l) Liens (to the extent falling under the definition of “Lien”) consisting of rights of lessees or sublessees of assets of the Company or any Subsidiary leased in the ordinary course of the Company’s or such Subsidiary’s business, which leases do not materially interfere with the ordinary course of business of the Company or such Subsidiary; and
     (m) Liens created, assumed or incurred after the date of the Closing given to secure Debt of the Company or any Subsidiary in addition to the Liens permitted by the preceding clauses (a) through (l) hereof;
provided that (1) all Debt secured by such Liens shall have been incurred within the applicable limitations provided in Section 12.1(b) and (2) at the time of creation, assumption or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist.”
     1.2. Section 12.9 of the Note Purchase Agreement shall be and is hereby amended in its entirety to read as follows:
     “Section 12.9. Subsidiary Guarantees. The Company will not permit any Subsidiary to either (a) endorse, guarantee, contingently agree to purchase or to provide funds for the payment of, or otherwise become contingently liable upon, any obligation of any other Person, except by the endorsement of negotiable instruments for deposit or collection (or similar transactions) in the ordinary course of business, or (b) agree to maintain the net worth or working capital of, or provide funds to satisfy any other financial test applicable to, any other Person, except (in the case of (a) or (b) above) for (i) guaranties by one or more Subsidiaries of the Company or Varistar of obligations of the Company or Varistar in respect of Indebtedness identified in Schedule 7.15 hereto, (ii) guaranties by one or more Subsidiaries of the Company or Varistar of obligations of the Company in respect of Indebtedness of the Company pursuant to that certain Note Purchase Agreement, dated as of February 23, 2007, between the Company and Cascade Investment L.L.C., (iii) guaranties by any Subsidiaries of Varistar in respect of indebtedness incurred by Varistar under a credit facility with U.S. Bank National Association entered into after the date hereof, if any (a “Varistar Credit Facility”), and in connection therewith Varistar agrees to a covenant restricting itself or its Subsidiaries from guaranteeing indebtedness of any other Person (subject to the exceptions provided for therein) (a “Subsidiary Guarantee Covenant”), (iv) guaranties by the Company or any Subsidiary of obligations of any Subsidiary as lessee under any lease that is not a

Capital Lease, (v) guaranties by Varistar Corporation of obligations of DMI Industries, Inc. in respect of down payments by customers of DMI Industries, Inc. in aggregate amounts of up to $30,000,000, with the amount of such guaranties to be deemed to be either (x) the dollar limitation set forth in any such guaranty, if applicable, or (y) the amount of such down payment so guarantied, and (vi) other guaranties limited as to principal of recovery to not more than $10,000,000 in the aggregate. Notwithstanding the foregoing, in the event Varistar enters into a Varistar Credit Facility, then (i) in the event such Varistar Credit Facility is terminated or expires by its terms, or if the Corporate Reorganization is consummated pursuant to the terms of Section 24 hereof, the provisions of this Section 12.9 shall be deemed deleted and shall no longer be in effect and (ii) in the event that the Subsidiary Guarantee Covenant does not apply to any particular Subsidiary or Subsidiaries, the provisions of this Section 12.9 shall be deemed deleted and shall no longer be in effect with respect to such particular Subsidiary or Subsidiaries.”
     1.3. Clause (j) of Section 13 of the Note Purchase Agreement shall be and is hereby amended in its entirety to read as follows:
          “(j) [INTENTIONALLY OMITTED];”
     1.4. Section 24 of the Note Purchase Agreement shall be and is hereby amended in its entirety to read as follows:
“SECTION 24. CORPORATE REORGANIZATION.
     (a) Without any representation or warranty that the following transaction will be consummated, the Company has informed the holders of the Notes that it is planning the following transaction (the “Corporate Reorganization”) which Corporate Reorganization will consist of the following steps:
     (i) formation of a new subsidiary, Otter Tail Holding Company (“New OTC”), which will be a Minnesota corporation;
     (ii) formation by New OTC of a new subsidiary, Otter Tail Merger Sub Inc. (“Merger Sub”), which will be a Minnesota corporation;
     (iii) transfer by the Company to New OTC by way of assignment or contribution to capital of all Non- Power Company Assets;
     (iv) assumption by New OTC of all liabilities and obligations of the Company except (A) those under this Agreement and the Notes issued hereunder, (B) those under the agreements listed on Schedule 24 under the caption “Senior Indebtedness Agreements and Notes to be Retained as Obligations of the Regulated Subsidiary following the Corporate Reorganization” and the Notes described on such Schedule 24 under such caption, and (C) all liabilities and obligations that pertain to the Company’s electric generation and transmission business and do not pertain to the operation of the Company as a holding company (such liabilities and obligations other than those described in (A), (B) and (C) hereof are called the “OTC-Assumed Liabilities”);
     (v) release of the Company from the OTC-Assumed Liabilities listed on Schedule 24 under the caption “Release of OTC-Assumed Liabilities” by each holder thereof;
     (vi) merger of the Company with Merger Sub (the “Merger”) pursuant to a Plan of Merger (the “Plan of Merger”) by and among the Company, New OTC and Merger Sub, where (A) the surviving corporation in the Merger will (I) be the Company, (II) have the name Otter Tail Power Company and (III) be a direct, wholly-owned subsidiary of New OTC and (B) the current shareholders of the Company will become shareholders of New OTC;
     (vii) change of the name of New OTC to Otter Tail Corporation; and
     (viii) the Company (now named Otter Tail Power Company and sometimes referred to herein as the “Regulated Subsidiary”) will remain obligated under this Agreement and the Notes issued hereunder.
     (b) If the Company elects to effect the Corporate Reorganization as provided in Section 24(a) above, such Corporate Reorganization shall not require the consent of the holders of the Notes. Upon the effectiveness of such Corporate Reorganization and by virtue of the Merger, Otter Tail Power Company shall be the obligor with respect to the obligations of the Company under this Agreement and the Notes. The holders of the Notes acknowledge that upon the effectiveness of the Corporate Reorganization, Otter Tail Corporation (New OTC) shall have no liabilities, responsibilities or obligations with respect to this Agreement and the Notes. In addition, as of such time (i) the reference on the cover page of this Agreement to the Company shall be amended to read as follows: “Otter Tail Power Company,” (ii) the reference to “Otter Tail Corporation” in the first paragraph of this Agreement shall be replaced with the words “Otter Tail Power Company” and (iii) the address of the Company appearing on the first page of this Agreement shall be amended to read as follows: “Otter Tail Power Company, 215 South Cascade Street, Fergus Falls, MN 56537.”
     (c) Upon the effectiveness of such Corporate Reorganization, the Regulated Subsidiary will, promptly upon the surrender by each holder of a Series A, Series B, Series C or Series D Note originally issued by Otter Tail Corporation, deliver to such holder a replacement Note or Notes (in each case, a “Replacement Note”) that equals the outstanding principal amount of such holder’s surrendered Series A, Series B, Series C or Series D Note or Notes, that reflects Otter Tail Power Company as the issuer thereof, and that includes, for each Series, a Private Placement Number issued by Standard & Poor’s CUSIP Service Bureau (in cooperation with the SVO) with respect to such Series reflecting Otter Tail Power Company as the issuer, in exchange for such holder’s Note or Notes originally issued by Otter Tail Corporation, and each such Replacement Note or Replacement Notes shall in all other ways be substantially the same in form and substance as the Series A, Series B, Series C and Series D Notes originally issued by Otter Tail Corporation.
     (d) In connection with the Corporate Reorganization, on or before the effective date thereof (the “Effective Date”), each of the following terms (the “Reorganization Terms”) shall be satisfied:
     (i) The Regulated Subsidiary shall have delivered to each holder of a Note an Officer’s Certificate confirming that the Corporate Reorganization has been consummated in accordance with the terms and conditions of Section 24(a), confirming the name change of the Company to Otter Tail Power Company, confirming that the Company, under such new name, remains obligated under this Agreement and the Notes issued hereunder, and that this Agreement and the Notes issued hereunder remain in full force and effect, enforceable against the Company in accordance with their respective terms, and confirming that no Default or Event of Default under this Agreement shall have occurred and be continuing as of the Effective Date.
     (ii) Each holder of a Note shall have received an opinion or opinions of counsel from Dorsey & Whitney LLP or the General Counsel of the Company to the effect that as of the Effective Date: (A) the execution and delivery by the Regulated Subsidiary of the Replacement Notes to be issued in exchange for such holders’ existing Notes, and the performance by the Regulated Subsidiary of its obligations under the Plan of Merger, the Notes (including any Replacement Notes) and this Agreement have been duly authorized by all necessary corporate or similar action on the part of the Regulated Subsidiary and the Plan of Merger, this Agreement and the Notes issued hereunder are (and any Replacement Notes issued pursuant to Section 24(c) of this Agreement will, upon such issuance, be) legal, valid and binding obligations of the Regulated Subsidiary enforceable against the Regulated Subsidiary in accordance with their terms, except as an enforcement of such terms may be limited by bankruptcy, insolvency, fraudulent conveyances and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles, (B) that the execution and delivery by the Regulated Subsidiary of the Replacement Notes and the performance by the Regulated Subsidiary of its obligations under the Plan of Merger, this Agreement and the Notes (including any Replacement Notes) will not contravene any provision of the Regulated Subsidiary’s articles of incorporation, bylaws or similar governing documents, any law or regulation applicable to the Regulated Subsidiary or any agreement, mortgage or instrument known to such counsel to which the Regulated Subsidiary is a party, except for any such contravention which would not, individually or in the aggregate, result in a Material Adverse Effect, (C) the holders of the Notes (including any Replacement Notes received in exchange for such Notes) will not recognize gain or loss for United States federal income tax purposes as a result of the Corporate Reorganization (and if the holders would recognize gain, in lieu of such opinion, such holders will receive an indemnity agreement from the Regulated Subsidiary with respect to such gains), it being understood that such opinion or opinions of counsel may be subject to such assumptions, exceptions and qualifications as are customary, and (D) upon the filing of articles of merger with the Secretary of State of the State of Minnesota, and on the date and time specified therein, the Merger will be effective in accordance with the terms and provisions of such articles of merger and the laws of the State of Minnesota.
     (iii) The Regulated Subsidiary will have obtained senior unsecured debt ratings from the Designated Ratings Agencies that are equal to or greater than the ratings which were assigned to the Company immediately prior to the Effective Date of the Corporate Reorganization;
     (iv) The Regulated Subsidiary shall have provided to the holders of the Notes (A) a schedule listing all partnerships and joint ventures in which the Regulated Subsidiary is a partner (limited or general) or joint venturer, (B) copies of (1) the agreement and articles of merger entered and filed in connection with the Merger, (2) any amendment to the articles of incorporation and bylaws of the Regulated Subsidiary filed or made in connection with the Corporate Reorganization, including an amendment reflecting the change in the Company’s name to Otter Tail Power Company, (3) certified copies of the articles of incorporation and bylaws of New OTC, and (4) a certificate of Good Standing for the Company and New OTC in the jurisdictions of their incorporation, certified by the appropriate governmental officials; and (C) a balance sheet of the Company giving effect to the Corporate Reorganization, prepared in accordance with GAAP, and projections and budgets for the Company following the Corporate Reorganization, prepared in good faith by the Company;
     (v) there shall be no actions, suits or proceedings pending or, to the knowledge of the Regulated Subsidiary, threatened against or affecting the Regulated Subsidiary or any property of the Regulated Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;
     (vi) the Regulated Subsidiary shall not be in default under any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or in violation of any applicable law, ordinance, rule or regulation (including without limitation Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;
     (vii) the Regulated Subsidiary shall own or possess all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, that are Material, without known conflict with the rights of others, except for those conflicts that, individually or in the aggregate, would not have a Material Adverse Effect;

     (viii) the Regulated Subsidiary shall have delivered to the Noteholders an Officer’s Certificate, dated as of the Effective Date, to the effects set forth in clauses (v), (vi) and (vii) above and to the effect that the schedule of partnerships and joint ventures described in clause (iv) above set forth, as of the date of such Officer’s Certificate, the information that would be required by Section 7.4 of the Agreement if the representations and warranties in such Section were being made as of such date; and
     (ix) The Company or the Regulated Subsidiary shall pay all of the fees, charges and disbursements of the special counsel referred to in Section 4.4 and arising out of the transactions contemplated by this Section 24.
     In the event the Company completes a Corporate Reorganization but fails to satisfy any of the Reorganization Terms that are not waived in accordance with Section 19.1 of this Agreement, the Company will give written notice of such fact (the “Failed Reorganization Notice”) to the Holders of the Notes not more than five (5) days after any such failure. The Failed Reorganization Notice shall (i) refer to this Section 24 and the right of the Holders of the Notes to require the Company to prepay their Notes on the terms and conditions provided for herein as a result of the Company’s failure to satisfy any of the Reorganization Terms, and (ii) contain an offer by the Company to prepay all of the outstanding Notes in full together with unpaid accrued interest to the date of prepayment and the Make-Whole Amount determined for the prepayment date with respect to such principal amount. Each holder of the Notes shall have the right to accept such offer and require prepayment of the Notes held by such holder in full by written notice (the “Failed Reorganization Prepayment Notice”) to the Company given within sixty (60) days following receipt of the Failed Reorganization Notice. On the prepayment date designated in such holder’s Failed Reorganization Prepayment Notice (which shall not be less than fifteen (15) days nor more than thirty (30) days after the date such Failed Reorganization Prepayment Notice is delivered to the Company), the Company shall prepay all Notes held by such holder at 100% of the principal amount of such Notes, together with unpaid accrued interest thereon to the date of prepayment and the Make-Whole Amount determined for the prepayment date with respect to such principal amount. Failure to respond by a holder of the Notes shall constitute a rejection of such offer by such holder.
     1.5. Exhibit 24(g) to the Note Purchase Agreement and each reference thereto are hereby deleted in their entirety.
     1.6. Schedule B is hereby amended as follows:
     (a) The definitions of the terms “Assignment Date,” “Assignment Terms,” “Company Guaranty,” “Failed Assignment Notice,” “Failed Assignment Prepayment Notice,” “Note Assumption and Exchange Agreement,” “Priority Debt” and “Regulated Subsidiary Notes” are hereby deleted.
     (b) The definitions of the terms “Company,” “GAAP” and “Priority Debt” are hereby amended to read as follows:

     “Company” means Otter Tail Corporation, a Minnesota corporation or any successor that becomes such in the manner prescribed in Section 12.4. For the avoidance of doubt, from and after the Corporate Reorganization, the “Company” shall refer to Otter Tail Power Company.
     “GAAP” means generally accepted accounting principles as in effect from time to time in the United States of America. For purposes of determining compliance with the financial covenants contained in this Agreement, any election by the Company to measure an item of Indebtedness using fair value (as permitted by Statement of Financial Accounting Standards No. 159 or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.
     “Priority Debt” means, at any time without duplication, the sum of (a) all Debt of the Company and of any Subsidiaries secured by Liens other than by Liens permitted by Sections 12.7(a) through (g) and (i) and (b) all Debt of Subsidiaries and Preferred Stock of Subsidiaries held by entities other than the Company or a Wholly-Owned Subsidiary.
     (c) The following definitions are hereby added so that such terms are organized in alphabetical order along with the remaining definitions in Schedule B:
     “Effective Date” is defined in Section 24.
     “Failed Reorganization Notice” is defined in Section 24.
     “Failed Reorganization Prepayment Notice” is defined in Section 24.
     “Merger” is defined in Section 24.
     “Merger Sub” is defined in Section 24.
     “New OTC” is defined in Section 24.
     “Non-Power Company Assets” means all tangible and intangible assets of the Company except for the Power Company Assets.
     “OTC-Assumed Liabilities” is defined in Section 24.
     “Power Company Assets” means all tangible and intangible assets of the Company consisting of property, contracts, leases, right, privileges, franchises, patents, trademarks, licenses, registrations and other assets that pertain to the Company’s electric generation and transmission business.
     “Reorganization Terms” is defined in Section 24.
     “Replacement Notes” is defined in Section 24.

     1.7. Schedule 24, in the form attached hereto, is hereby added to the Note Purchase Agreement.
SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.
     2.1. To induce the Noteholders to execute and deliver this Third Amendment (which representations shall survive the execution and delivery of this Third Amendment), the Company represents and warrants to the Noteholders that:
     (a) this Third Amendment has been duly authorized, executed and delivered by it and this Third Amendment constitutes the legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditors’ rights generally;
     (b) the Note Purchase Agreement, as amended by this Third Amendment, constitutes the legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditors’ rights generally;
     (c) the execution and delivery by the Company of this Third Amendment, and the performance by the Company of its obligations hereunder (i) have been duly authorized by all requisite corporate action and, if required, shareholder action, (ii) do not require the consent or approval of any governmental or regulatory body or agency, and (iii) will not (A) violate (1) any provision of law, statute, rule or regulation or its articles of incorporation or bylaws, (2) any order of any court or any rule, regulation or order of any other agency or government binding upon it, or (3) any provision of any indenture, mortgage, deed of trust, loan, purchase or credit agreement or other Material agreement or instrument to which it is a party or by which its properties or assets are or may be bound, or (B) result in a breach or constitute (alone or with due notice or lapse of time or both) a default under any indenture, agreement or other instrument referred to in clause (iii)(A)(3) of this Section 2.1(c);
     (d) as of the date hereof and after giving effect to this Third Amendment, no Default or Event of Default has occurred which is continuing; and
     (e) except as set forth on Schedule A hereto, all the representations and warranties contained in Section 7 of the Note Purchase Agreement (other than the information on the Schedules thereto which information is no longer current and other than the representations and warranties set forth in Section 7.3, Section 7.4, and the first sentence of Section 7.15) are true and correct in all material respects with the same force and effect as if made by the Company on and as of the date hereof.
SECTION 3. CONDITIONS TO EFFECTIVENESS OF THIS THIRD AMENDMENT.
     3.1. This Third Amendment shall not become effective until, and shall become effective when, each and every one of the following conditions shall have been satisfied:
     (a) executed counterparts of this Third Amendment, duly executed by the Company and the Noteholders, have been delivered to the Noteholders;
     (b) the representations and warranties of the Company set forth in Section 2 hereof are true and correct on and with respect to the date hereof; and
     (c) the Company shall have paid to the holders of the outstanding Notes, ratably, an agreed-upon fee.
     Upon receipt of all of the foregoing, this Third Amendment shall become effective.
SECTION 4. PAYMENT OF NOTEHOLDERS’ COUNSEL FEES AND EXPENSES.
     4.1. The Company agrees to pay upon demand, the reasonable fees and expenses of Winston & Strawn LLP, counsel to the Noteholders, in connection with the negotiation, preparation, approval, execution and delivery of this Third Amendment.
SECTION 5. Noteholder Representations and Warranties.
     5.1. Each Noteholder separately represents that it holds the principal amount of Notes set forth opposite its signature block below.
SECTION 6. MISCELLANEOUS.
     6.1. This Third Amendment shall be construed in connection with and as part of the Note Purchase Agreement, and except as modified and expressly amended by this Third Amendment, all terms, conditions and covenants contained in the Note Purchase Agreement and the Notes are hereby ratified and shall be and remain in full force and effect.
     6.2. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Third Amendment may refer to the Note Purchase Agreement without making specific reference to this Third Amendment but nevertheless all such references shall include this Third Amendment unless the context otherwise requires.
     6.3. The descriptive headings of the various Sections or parts of this Third Amendment are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.
     6.4. This Third Amendment shall be governed by and construed in accordance with the laws of the State of New York.
[Remainder of page Intentionally Left Blank]

     The execution hereof by you shall constitute a contract between us for the uses and purposes hereinabove set forth, and this Third Amendment may be executed in any number of counterparts, each executed counterpart constituting an original, but all together only one agreement.

OTTER TAIL CORPORATION
By:	/s/ George A. Koeck
George A. Koeck
General Counsel & Corporate Secretary

Accepted and Agreed to:	Principal Amount of Notes:

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA	$40,000,000

By	/s/ Ho Young Lee
	Name:	Ho Young Lee
	Title:	Director

PROVIDENT LIFE AND ACCIDENT INSURANCE COMPANY	$25,000,000

By: Provident Investment Management, LLC
Its: Agent

By	/s/ Ben Vance
	Name:	Ben Vance
	Title:	Managing Director

THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA	$14,000,000

By	/s/ Thomas M. Donohue
	Name:	Thomas M. Donohue
	Title:	Managing Director

THRIVENT FINANCIAL FOR LUTHERANS	$10,000,000

By	/s/ Alan D. Onstad
	Name:	Alan D. Onstad
	Title:	Senior Director

PHOENIX LIFE INSURANCE COMPANY	$10,000,000

By	/s/ Paul M. Chute
	Name:	Paul M. Chute
	Title:	Sr. Managing Director

Accepted and Agreed to:	Principal Amount of Notes:

FORT DEARBORN LIFE INSURANCE COMPANY	$2,500,000
THE CATHOLIC AID ASSOCIATION	$500,000
GREAT WESTERN INSURANCE COMPANY	$500,000
AMERICAN REPUBLIC INSURANCE COMPANY	$1,000,000
CINCINNATI INSURANCE COMPANY	$4,000,000
COLORADO BANKERS LIFE INSURANCE COMPANY	$500,000

By: Advantus Capital Management, Inc.

By	/s/ Rose A. Lambros
	Name:	Rose A. Lambros
	Title:	Vice President

NAVY MUTUAL AID ASSOCIATION	$7,000,000

By	/a/ Allen M. McCray
	Name:	Allen M. McCray
	Title:	Vice President, Investments

NATIONAL GUARDIAN LIFE INSURANCE COMPANY	$3,000,000

By	/s/ R.A. Mucci
	Name:	R.A. Mucci
	Title:	Senior Vice President & Treasurer

AMERICAN FAMILY LIFE ASSURANCE COMPANY OF COLUMBUS	$18,500,000

By	/s/ Mary Ellen Kein
	Name:	Mary Ellen Kein
	Title:	V. P. Fixed Income

AMERICAN FAMILY LIFE ASSURANCE COMPANY OF COLUMBUS (JAPAN BRANCH)	$18,500,000

By	/s/ Greg Gantt
	Name:	Greg Gantt
	Title:	V. P. Fixed Income

Schedule 24
Senior Indebtedness Agreements and Notes
to be Retained as Obligations of the Regulated Subsidiary
following the Corporate Reorganization
1. Obligations of Otter Tail Corporation, dba Otter Tail Power Company pursuant to the Credit Agreement, dated as of July 30, 2008, among Otter Tail Corporation, dba Otter Tail Power Company, the Banks party thereto from time to time, Bank of America, N.A., as Syndication Agent, and U.S. Bank National Association, as Agent for the Banks.
2. $20,625,000, Mercer County, North Dakota Pollution Control Refunding Revenue Bonds (Otter Tail Corporation Project) Series 2001.
3. $10,400,000, Grant County, South Dakota Pollution Control Refunding Revenue Bonds (otter Tail Power Corporation Project) Series 1993.
4. $5,165,000, Grant County, South Dakota Pollution Control Refunding Revenue Bonds (otter Tail Power Corporation Project) Series 2001.
5. $90,000,000, 6.63% Senior Notes due December 1, 2011, issued under the Note Purchase Agreement, dated as of December 1, 2001, as thereafter amended, between Otter Tail Corporation and the Noteholders party thereto.
6. Obligations of Otter Tail Corporation, d/b/a Otter Tail Power Company pursuant to the Term Loan Agreement, dated as of May 22, 2009, among Otter Tail Corporation, d/b/a Otter Tail Power Company, JPMorgan Chase Bank, N.A., as Administrative Agent, KeyBank National Association, as Syndication Agent, Union Bank, N.A., as Documentation Agent, and the Banks named therein.
Release of OTC-Assumed Liabilities
1. $50,000,000 Senior Unsecured Note due November 30, 2017, issued under the Note Purchase Agreement, dated as of February 23, 2007, as thereafter amended, between Otter Tail Corporation and Cascade Investment L.L.C.

Schedule A
Exceptions to Representations and Warranties
1.	Schedule 7.19 of the Note Purchase Agreement should include the following statement: the Company has investments in eleven limited partnerships that invest in tax-credit-qualifying affordable-housing projects that provided tax credits of $55,000 in 2008, $285,000 in 2007 and $839,000 in 2006. As of December 31, 2009, the Company owned a majority interest in eight of the eleven limited partnerships with a total investment of $1,426,000.